SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated May 18, 2009 relating to continuing connected transactions of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the joint announcements of HWL and the Company on 4 March, 14 April and 20 April 2009 respectively regarding the Proposed Spin-off, the Distribution and the Introduction.

Following commencement of dealings in HTHKH Shares on the Main Board of the Stock Exchange on 8 May 2009, certain agreements involving continuing transactions for the Company became continuing connected transactions for the Company under the Listing Rules by reason of HTHKH ceasing to be a subsidiary of the Company and becoming an associate of HWL as a result of the Distribution. The Board announces details of these continuing connected transactions in compliance with the applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the joint announcements of HWL and the Company on 4 March, 14 April and 20 April 2009 respectively regarding the Proposed Spin-off, the Distribution and the Introduction (the “Announcements”).

Following commencement of dealings in HTHKH Shares on the Main Board of the Stock Exchange on 8 May 2009, the Listing Date, certain agreements involving continuing transactions for the Company became continuing connected transactions for the Company under the Listing Rules by reason of HTHKH ceasing to be a subsidiary of the Company and becoming an associate of HWL as a result of the Distribution. The Board announces details of these continuing connected transactions in compliance with the applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

Master Agreement

Date:	17 April 2009

Parties:	HTIL HTHKH

Subject Matter:	This agreement sets out the framework terms upon which the Company will procure relevant members of the Group (which includes entities controlled, directly or indirectly, as to no less than 50% by the Company) to provide or acquire (as appropriate), and HTHKH will procure relevant members of the

1

HTHKH Group (which includes entities controlled, directly or indirectly, as to no less than 50% by HTHKH) to acquire or provide (as appropriate), the range of products and services of the Group or of the HTHKH Group referred to below and such other products or services of the Group or of the HTHKH Group as may be agreed from time to time (each as the “Group Supplies” and the “HTHKH Group Supplies”, respectively, and collectively as the “Supplies”) on a non-exclusive basis during the term of this agreement.

For this purpose, “Group Supplies” include (i) leasing and licensing of offices, building spaces, car parks and warehouses; (ii) roaming services; and (iii) general treasury management services; and “HTHKH Group Supplies” include (i) data centre services (including data centre facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services); (ii) mobile telecommunications services (including local voice, IDD and roaming services and other value-added services); (iii) telecommunications and Internet services (including local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, Internet and web-hosting services); (iv) mobile telecommunications products (including handsets hardware and other accessories) and the related support; and (v) roaming services.

This agreement also stipulates that the Supplies will be provided on normal commercial terms (including payment terms determined in accordance with such pricing policies of the relevant members of the Group and/or the HTHKH Group as are prevailing from time to time) or, if there are insufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the relevant member of the Group or of the HTHKH Group than terms available from or to other independent third party suppliers or customers for the relevant products or services.

Term:	Three (3) years commencing on the Listing Date.

Cap:	(1) Based on the terms of the Pre-existing Agreements, the historical growth, the Group’s expected business expansion and/or development and the aggregate annual value of the transactions for the three (3) years ended 31 December 2008 of approximately HK$9 million, HK$21 million, and HK$31 million respectively, it is expected that the aggregate annual value for the Group’s acquisition of the HTHKH Group Supplies for the period commencing on the Listing Date and ending on 31 December 2009, each of the two financial years ending 31 December 2010 and 2011 and the period commencing on 1 January 2012 and ending on 7 May 2012 will not exceed HK$45 million, HK$13 million, HK$16 million and HK$7 million respectively. The applicable percentage ratios calculated with reference to the maximum aggregate annual transaction value in respect of the Group’s acquisition of the HTHKH Group Supplies for the respective periods are over 0.1% but less than 2.5% for HTIL.

(2) Based on the terms of the Pre-existing Agreements, the historical growth, the expected business expansion and the aggregate annual value of the transactions for the three (3) years ended 31 December 2008 of approximately HK$3 million, HK$2 million, and HK$8 million respectively, it is expected that the percentage ratios calculated with reference to the maximum aggregate annual value for the Group’s provision of the Group Supplies for the period commencing on the Listing Date and ending on 31 December 2009, each of the two financial years ending 31 December 2010 and 2011 and the period commencing on 1 January 2012 and ending on 7 May 2012 will each be below 0.1% for HTIL.

2

Group Supplies and HTHKH Group Supplies have been provided or acquired pursuant to the respective terms of the Pre-existing Agreements. The Company has entered into the Master Agreement at the request of HTHKH in connection with its Listing, in strict compliance with the Listing Rules and with the intention of setting the framework terms for future Group Supplies and HTHKH Group Supplies during the three (3) year period commencing on the Listing Date. It is anticipated that all Group Supplies and HTHKH Group Supplies to be provided or acquired by or to the Group during such three (3) year period will continue to be governed by the Master Agreement, the Pre-existing Agreements or agreements to be entered into pursuant to the Master Agreement.

The Board considers that the provision of the Group Supplies and the acquisition of the HTHKH Group Supplies by or to the Group respectively contemplated by the Pre-existing Agreements, the Master Agreement and agreements to be entered into pursuant to the Master Agreement (the “Continuing Connected Transactions”) were entered into, and will continue to be entered into, in the ordinary and usual course of business of the Group and on normal commercial terms. The Board, including the Independent Non-executive Directors, is of the view that both the terms of the Continuing Connected Transactions and the Caps are fair and reasonable and in the interests of the Shareholders as a whole.

TERMINATION OF FINANCIAL ASSISTANCE TO AND BY THE GROUP/HTHKH GROUP

As stated in the Company’s announcement and shareholders’ circular both dated 25 November 2008, the Company entered into a facility agreement with members of the HWL Group on 25 November 2008 pursuant to which the HWL Group committed to make available to the Company and certain of its subsidiaries (which at that time including Hutchison Telephone Company Limited (“HTCL”, a member of the HTHKH Group)) a senior secured revolving credit/term loan facility for a maximum aggregate amount of US$2.5 billion (approximately equivalent to HK$19,376 million) (the “US$2.5 billion HWL Secured Facility”) and as a condition to the drawdown of the US$2.5 billion HWL Secured Facility, certain members of the Group (which at that time including HTCL) agreed to provide cross-guarantee and security to the borrowing of other members of the Group under the US$2.5 billion HWL Secured Facility (together the “Cross Guarantee and Security”).

On 30 March 2009, HTCL acceded to the terms of the US$2.5 billion HWL Secured Facility whereby the HWL Group committed to make available to HTCL a senior secured term loan facility of up to US$710 million (approximately equivalent to HK$5,500 million) (the “US$710 million HWL Secured Facility”) as part of the US$2.5 billion HWL Secured Facility. The Cross Guarantee and Security provided by HTIL in respect of the US$710 million HWL Secured Facility would have constituted the provision of financial assistance by the Company in favour of a connected person subject to the reporting, disclosure and independent shareholders’ approval in compliance with Chapter 14A of the Listing Rules upon completion of the Distribution but for the agreement entered into on 17 April 2009 by members of the HWL Group and the Group to vary the terms of the US$2.5 billion HWL Secured Facility such that, inter alia, with effect from 17 April 2009, the maximum aggregate amount to be made available to the Group under the US$2.5 billion HWL Secured Facility will be reduced to US$1.79 billion (the “US$1.79 billion HWL Secured Facility”) and, with effect from the Listing Date, each of HTCL and members of the Group (which at such time excluded HTCL) will cease to be responsible for the other’s borrowing under the US$2.5 billion HWL Secured Facility and the Cross Guarantee and Security executed by HTIL in respect of the repayment obligations under the US$710 million HWL Secured Facility and the Cross Guarantee and Security executed by HTCL in respect of the repayment obligations under the US$1.79 billion HWL Secured Facility are effectively released with effect from the Listing Date.

3

GENERAL INFORMATION

The Group is a leading global provider of telecommunications services. It currently offers mobile services in Indonesia, Vietnam, Thailand and Sri Lanka and in Israel where it also offers fixed-line services.

The HTHKH Group is principally engaged in dual-band and 3G mobile telecommunications services in Hong Kong and Macau under the licensed “3” brand and provides fixed-line telecommunications services in Hong Kong under the licensed “HGC” brand.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

“ADS”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“associate”	has the meaning ascribed to that term in Listing Rule 1.01

“Board”	the board of Directors

“Caps”	the proposed maximum aggregate annual value for the Continuing Connected Transactions comprising the Group’s acquisition of the HTHKH Group Supplies for the period commencing on the Listing Date and ending on 31 December 2009, each of the two financial years ending 31 December 2010 and 2011 and the period commencing on 1 January 2012 and ending on 7 May 2012

“Company” or “HTIL”	Hutchison Telecommunications International Limited , a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“Distribution”	shall have the meaning ascribed to that term in the joint announcements of HWL and the Company made on 4 March, 14 April and 20 April 2009 respectively

“Group”	the Company and its subsidiaries (which for this purpose shall exclude the HTHKH Group)

“HTHKH”	Hutchison Telecommunications Hong Kong Holdings Limited , a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 215) and an indirect non wholly-owned subsidiary of HWL

4

“HTHKH Group”	HTHKH and its subsidiaries

“HTHKH Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“HWL”	Hutchison Whampoa Limited , a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13), a substantial shareholder and a connected person of the Company

“HWL Group”	HWL and its subsidiaries excluding the Group and the HTHKH Group

“Introduction”	shall have the meaning ascribed to that term in the joint announcements of HWL and the Company made on 4 March, 14 April and 20 April 2009, respectively

“Listing Date”	8 May 2009, the date on which dealings of the HTHKH Shares commenced on the Main Board of the Stock Exchange

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Pre-existing Agreements”	the agreements made on various dates before the Listing Date and between various respective members of the Group and of the HTHKH Group in relation to the provision of Group Supplies and/or acquisition of HTHKH Group Supplies

“Proposed Spin-off”	shall have the meaning ascribed to that expression in the joint announcements of HWL and the Company made on 4 March, 14 April and 20 April 2009 respectively

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Shareholder(s)”	holder(s) of Shares from time to time

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 18 May 2009

5

As at the date of this announcement, the Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

6